UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 11-K

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 0-12379

First Financial Bancorp Thrift Plan and Trust
300 High St.
Hamilton, OH 45011

First Financial Bancorp
300 High St.
Hamilton, OH 45011

Financial Statements and Supplemental Schedules

First Financial Bancorp Thrift Plan and Trust

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

First Financial Bancorp Thrift Plan and Trust

Financial Statements and Supplemental Schedules

Years ended December 31, 2002 and 2001

Table of Contents

Report of Independent Auditors	1

Financial Statements

Statements of Net Assets Available for Benefits, with Fund Information	2
Statements of Changes in Net Assets Available for Benefits, with Fund Information	4
Notes to Financial Statements	6

Supplemental Schedules

Schedule of Assets (Held at End of Year)	13
Schedule of Reportable Transactions	14

Report of Independent Auditors

Thrift Plan and Trust Administrative Committee
First Financial Bancorp

We have audited the accompanying statements of net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust at December 31, 2002 and 2001, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held as of December 31, 2002, and reportable transactions for the year then ended, are presented for the purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Cincinnati, Ohio
June 24, 2003

First Financial Bancorp Thrift Plan and Trust

Statement of Net Assets Available for Benefits, with Fund Information

December 31, 2002

	Fund Information

					First
					Financial
					Bancorp
		Fixed			Common		Vanguard	Small
	Savings	Income	Balanced	Equity	Stock	International	500 Index	Cap	2002
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Total

Assets
Investments — at fair value:
Goldman Sachs Prime Corporate Money Fund	$2,972,077	$62,399	$8,627	$27,132	$93,111	$59,010	$30,961	$14,170	$3,267,487
Fixed Income Fund — Collective Investment Fund for Pension and Profit Sharing Trusts of First Financial Bank, National Association	—	2,631,818	1,078,234	—	—	—	—	—	3,710,052
Equity Fund — Collective Investment Fund for Pension and Profit Sharing Trusts of First Financial Bank, National Association	—	—	1,596,896	4,639,635	—	—	—	—	6,236,531
First Financial Bancorp common stock	—	—	—	—	18,976,353	—	—	—	18,976,353
Manager International Equity Fund	—	—	—	—	—	164,324	—	—	164,324
T Rowe Price International Stock Fund	—	—	—	—	—	161,090	—	—	161,090
Templeton Foreign Fund-Class A	—	—	—	—	—	161,193	—	—	161,193
Vanguard 500 Index Fund	—	—	—	—	—	—	2,559,192	—	2,559,192
Neuberger and Berman Genesis Fund	—	—	—	—	—	—	—	428,665	428,665
Liberty Acorn Class Z	—	—	—	—	—	—	—	428,033	428,033
T Rowe Price New Horizons Fd	—	—	—	—	—	—	—	417,160	417,160

Total investments	2,972,077	2,694,217	2,683,757	4,666,767	19,069,464	545,617	2,590,153	1,288,028	36,510,080

Receivables:
Interest and dividends	3,375	70	23	31	174,309	54	26	18	177,906

Total Receivables	3,375	70	23	31	174,309	54	26	18	177,906

Cash	2,533	2,868	5,029	5,352	13,830	1,381	19,051	2,733	52,777

Total assets	2,977,985	2,697,155	2,688,809	4,672,150	19,257,603	547,052	2,609,230	1,290,779	36,740,763

Liabilities
Excess contributions to participants	—	—	—	—	520	—	—	—	520

Net assets available for benefits	$2,977,985	$2,697,155	$2,688,809	$4,672,150	$19,257,083	$547,052	$2,609,230	$1,290,779	$36,740,243

See accompanying notes.

First Financial Bancorp Thrift Plan and Trust

Statement of Net Assets Available for Benefits, with Fund Information

December 31, 2001

	Fund Information

					First
					Financial
					Bancorp
		Fixed			Common		Vanguard	Small
	Savings	Income	Balanced	Equity	Stock	International	500 Index	Cap	2001
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Total

Assets
Investments — at fair value:
Goldman Sachs Prime Corporate Money Fund	$2,776,965	$63,317	$36,535	$88,601	$150,624	$29,291	$75,442	$69,688	$3,290,463
Fixed Income Fund — Collective Investment Fund for Pension and Profit Sharing Trusts of First Financial Bank, National Association	—	1,924,162	1,089,689	—	—	—	—	—	3,013,851
Equity Fund — Collective Investment Fund for Pension and Profit Sharing Trusts of First Financial Bank, National Association	—	—	1,698,541	5,220,778	—	—	—	—	6,919,319
First Financial Bancorp common stock	—	—	—	—	23,249,409	—	—	—	23,249,409
Manager International Equity Fund	—	—	—	—	—	150,525	—	—	150,525
T Rowe Price International Stock Fund	—	—	—	—	—	143,201	—	—	143,201
Templeton Foreign Fund-Class A	—	—	—	—	—	184,176	—	—	184,176
Vanguard 500 Index Fund	—	—	—	—	—	—	2,665,985	—	2,665,985
Accessor Small Mid-Cap Fund	—	—	—	—	—	—	—	271,089	271,089
Liberty Acorn Class Z	—	—	—	—	—	—	—	262,725	262,725
T Rowe Price New Horizons Fd	—	—	—	—	—	—	—	266,694	266,694

Total investments	2,776,965	1,987,479	2,824,765	5,309,379	23,400,033	507,193	2,741,427	870,196	40,417,437

Receivables:
Interest and dividends	5,740	128	58	101	197,438	29	9,760	54	213,308

Total Receivables	5,740	128	58	101	197,438	29	9,760	54	213,308

Cash	—	—	—	40	154	50	121	81	446

Net assets available for benefits	$2,782,705	$1,987,607	$2,824,823	$5,309,520	$23,597,625	$507,272	$2,751,308	$870,331	$40,631,191

See accompanying notes.

First Financial Bancorp Thrift Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

December 31, 2002

	Fund Information

					First
					Financial
					Bancorp
		Fixed			Common		Vanguard	Small
	Savings	Income	Balanced	Equity	Stock	International	500 Index	Cap	2002
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Total

Investment income:
Net appreciation (depreciation) in fair value of investments	$—	$205,886	$(250,515)	$(1,108,554)	$(1,220,365)	$(78,294)	$(714,892)	$(190,648)	$(3,357,382)
Dividends	—	—	—	—	722,762	4,994	41,311	—	769,067
Interest	53,534	676	704	1,193	2,699	279	1,058	776	60,919

Total investment income	53,534	206,562	(249,811)	(1,107,361)	(494,904)	(73,021)	(672,523)	(189,872)	(2,527,396)

Employer contributions	—	—	—	—	924,958	—	—	—	924,958
Participant contributions	136,987	151,218	304,062	467,195	582,323	87,069	434,423	192,634	2,355,911
Transfers from previous plans of new employees	8,457	77,719	13,257	45,709	11,108	13,663	44,689	47,373	261,975
Service fee	—	—	—	—	(1,350)	—	—	—	(1,350)
Capital gain	—	—	—	—	—	—	—	1,520	1,520
Benefits payments	(290,252)	(168,648)	(119,704)	(316,067)	(3,501,620)	(57,978)	(354,136)	(97,641)	(4,906,046)
Excess contributions due to participants	—	—	—	—	(520)	—	—	—	(520)

Net increase (decrease) prior to interfund transfers	(91,274)	266,851	(52,196)	(910,524)	(2,480,005)	(30,267)	(547,547)	(45,986)	(3,890,428)

Interfund transfers	286,554	442,697	(83,818)	273,154	(1,860,537)	70,047	405,469	466,434	-

Net increase (decrease) in net assets available for benefits	195,280	709,548	(136,014)	(637,370)	(4,340,542)	39,780	(142,078)	420,448	(3,890,948)
Net assets available for benefits at beginning of year	2,782,705	1,987,607	2,824,823	5,309,520	23,597,625	507,272	2,751,308	870,331	40,631,191

Net assets available for benefits at end of year	$2,977,985	$2,697,155	$2,688,809	$4,672,150	$19,257,083	$547,052	$2,609,230	$1,290,779	$36,740,243

See accompanying notes.

First Financial Bancorp Thrift Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

December 31, 2001

	Fund Information

					First
					Financial
					Bancorp
		Fixed			Common		Vanguard	Small
	Savings	Income	Balanced	Equity	Stock	International	500 Index	Cap	2001
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Total

Investment income:
Net appreciation (depreciation) in fair value of investments	$—	$157,621	$20,634	$(290,746)	$1,879,019	$(106,696)	$(389,695)	$(30,027)	$1,240,110
Dividends	—	—	—	—	792,099	9,812	21,818	678	824,407
Interest	112,146	2,410	1,518	3,315	5,034	581	10,948	1,123	137,075

Total investment income	112,146	160,031	22,152	(287,431)	2,676,152	(96,303)	(356,929)	(28,226)	2,201,592

Employer contributions	—	—	—	—	908,461	—	—	—	908,461
Participant contributions	125,334	121,023	280,979	470,626	685,825	83,055	430,729	161,425	2,358,996
Transfers from previous plans of new employees	4,820	5,519	7,274	41,877	6,349	13,053	39,299	38,097	156,288
Service fee	(75)	—	—	(75)	(3,753)	—	(1,416)	(22)	(5,341)
Capital gain	—	—	—	—	—	391	—	20,745	21,136
Benefits payments	(1,054,640)	(162,950)	(735,784)	(1,021,942)	(3,007,886)	(45,293)	(387,425)	(216,312)	(6,632,232)

Net increase (decrease) prior to interfund transfers	(812,415)	123,623	(425,379)	(796,945)	1,265,148	(45,097)	(275,742)	(24,293)	(991,100)

Interfund transfers	689,808	(50,702)	70,190	(335,112)	(331,703)	11,103	18,235	(71,819)	-

Net increase (decrease) in net assets available for benefits	(122,607)	72,921	(355,189)	(1,132,057)	933,445	(33,994)	(257,507)	(96,112)	(991,100)
Net assets available for benefits at beginning of year	2,905,312	1,914,686	3,180,012	6,441,577	22,664,180	541,266	3,008,815	966,443	41,622,291

Net assets available for benefits at end of year	$2,782,705	$1,987,607	$2,824,823	$5,309,520	$23,597,625	$507,272	$2,751,308	$870,331	$40,631,191

See accompanying notes.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following brief description of the First Financial Bancorp Thrift Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for more information.

First Financial Bancorp (Bancorp) is the sponsor of the Plan.

General

The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all employees of First Financial Bancorp (Plan Sponsor) and affiliates who have attained at least one year of service and are age twenty-one or older. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants’ discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Funding

Employer contributions to the Plan are equal to 50 percent of the employee’s contribution limited to three (3) percent of the employee’s base salary. Employer contributions are invested in the First Financial Bancorp Common Stock Fund and are fully vested upon contribution to the Plan. Although the sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA.

Participants may elect to make contributions to the Plan of up to 12 percent of their eligible salary on a before-tax basis. Prior to February 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis. All contributions are fully vested when made and can be made to any of the investment options.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participating Corporations

The terms of the Plan provide that any corporation, which is or becomes a subsidiary of Bancorp may, with consent of Bancorp, adopt this plan for those employees which the subsidiary determines shall be eligible.

Benefit Payments

Participants who have withdrawn all of their after-tax contributions may elect to withdraw employer contributions and the earnings of their accounts. Employer contributions withdrawn are limited to those made more than eight plan quarters prior to the quarter in which the withdrawal is being made. Such a withdrawal suspends the participant’s right to make contributions for one year.

Active employees under 59-1/2 years of age may withdraw before-tax savings only if the participant can prove “financial hardship” as defined by the Internal Revenue Service. If a participant is an active employee over 59-1/2 years of age, he or she may withdraw any amount of before-tax savings for any reason. Any distribution of before-tax funds results in a one-year suspension of participation in the Plan. Withdrawal of funds must be made in the following sequences: after-tax contributions; earnings on participants’ after-tax contributions; employer contributions; earnings on employer contributions; and before-tax contributions.

Participants’ Accounts

Earnings are allocated on beginning account balances less any withdrawals during the quarter. A participant may elect to withdraw all or any part of his or her after-tax savings from the Plan. Such withdrawal suspends the participant’s rights to make future contributions for six months.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts (continued)

Employee contributions to the Plan may be allocated, in 5 percent increments, among any of the eight available funds, as follows:

The Savings Fund invests primarily in the Goldman Sachs Prime Corporate Money Fund, which holds a diversified portfolio of high-grade short-term debt obligations that have minimal credit risk. The fund seeks to maintain a net asset value of $1.00 per unit. The investment objective is to provide income, preserve capital, and provide liquidity.

The Fixed Income Fund invests primarily in the Fixed Income Fund – Collective Investment Fund for Pension and Profit Sharing Trusts of First Financial Bank, National Association (“Employee Benefit Fixed Income Fund”), which holds a diversified portfolio of U.S. Government bonds, notes, agencies, and high quality corporate bonds. The fund only purchases bonds with a credit rating of A or better and a short to intermediate term maturity. The objectives of the Fixed Income Fund are to provide a reasonable level of income and stability of capital.

The Balanced Fund divides its investments between the Equity Fund – Collective Investment Fund for Pension and Profit Sharing Trusts of First Financial Bank, National Association and the Fixed Income Fund – Collective Investment Fund for Pension and Profit Sharing Trusts of First Financial Bank, National Association. The objectives of the Balanced Fund include providing current income, conserving capital, and long-term growth capital. The Balanced Fund’s risk is generally considered to be more than the Savings and Fixed Income Funds, but less than the Equity Fund and the First Financial Bancorp Common Stock Fund.

The Equity Fund invests in the Equity Fund – Collective Investment Fund for Pension and Profit Sharing Trusts of First Financial Bank, National Association (“Employee Benefit Equity Fund”), which holds a diversified portfolio of common stocks. The investment objective is long-term growth of capital.

The First Financial Bancorp Common Stock Fund invests primarily in First Financial Bancorp Common Stock. The investment objective is long-term growth of capital. This fund is generally considered to be the riskiest investment alternative offered because of the absence of diversification.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts (continued)

The International Fund invests primarily in international mutual funds, which invest in stocks of established and emerging foreign markets. Performances of foreign stocks are closely tied to the economic, political, and environmental condition of a country and region.

The Vanguard 500 Index Fund invests primarily in the Vanguard 500 Index, which seeks investment results that correspond with the price and yield performance of the S&P 500 index. Though the fund seeks to match the S&P 500 index, its performance typically can be expected to fall short by a small percentage representing operating costs.

The Small Cap Fund invests primarily in small cap mutual funds, which invest in stock of emerging companies whose market value generally is below $2 billion. These stocks tend to be more volatile and may perform differently than large cap stocks.

Plan Termination

In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances, which are 100 percent vested.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Separate trust accounts at First Financial Bank, National Association, a wholly-owned subsidiary of Bancorp, are used to hold and invest the Plan’s assets. Investments are stated at fair values based on quoted closing market prices obtained by the trustee from published market data. Security transactions are recorded on the trade date.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

3. Investments

The Plan uses the average cost method for determining the cost of securities sold when determining realized gains and losses. The Plan’s investments (including investments bought, sold, and held during the year) depreciated fair value by $3,357,382 in 2002 and appreciated by $1,240,110 in 2001 as follows:

	Year ended December 31, 2002

				First Financial
	Fixed			Bancorp		Vanguard	Small
	Income	Balanced	Equity	Common	Int'l	500	Cap
	Fund	Fund	Fund	Stock Fund	Fund	Fund	Fund	Total

Unrealized appreciation (depreciation) in fair value of:
First Financial Bancorp Common Stock	$—	$—	$—	($2,426,600)	$—	$—	$—	$(2,426,600)
Employee Benefit Equity Fund	—	(337,832)	(1,109,155)	—	—	—	—	(1,446,987)
Employee Benefit Fixed Income Fund	205,069	72,191	—	—	—	—	—	277,260
International Stock Fund	—	—	—	—	(75,249)	—	—	(75,249)
Vanguard 500 Index Fund	—	—	—	—	—	(601,085)	—	(601,085)
Small Cap Fund	—	—	—	—	—	—	(169,362)	(169,362)

Realized gain:
First Financial Bancorp Common Stock	—	—	—	1,206,235	—	—	—	1,206,235
Employee Benefit Equity Fund	—	15,126	601	—	—	—	—	15,727
Employee Benefit Fixed Income Fund	817	—	—	—	—	—	—	817
International Stock Fund	—	—	—	—	(3,045)	—	—	(3,045)
Vanguard 500 Index Fund	—	—	—	—	—	(113,807)	—	(113,807)
Small Cap Fund	—	—	—	—	—	—	(21,286)	(21,286)

Net appreciation (depreciation):	$205,886	$(250,515)	$(1,108,554)	$(1,220,365)	$(78,294)	$(714,892)	$(190,648)	$(3,357,382)

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

3. Investments (continued)

	Year ended December 31, 2001

				First Financial
	Fixed			Bancorp		Vanguard	Small
	Income	Balanced	Equity	Common	Int'l	500	Cap
	Fund	Fund	Fund	Stock Fund	Fund	Fund	Fund	Total

Unrealized appreciation (depreciation) in fair value of:
First Financial Bancorp Common Stock	$—	$—	$—	$1,098,062	$—	$—	$—	$1,098,062
Employee Benefit Equity Fund	—	(72,215)	(294,698)	—	—	—	—	(366,913)
Employee Benefit Fixed Income Fund	112,001	58,610	—	—	—	—	—	170,611
International Stock Fund	—	—	—	—	(106,696)	—	—	(106,696)
Vanguard 500 Index Fund	—	—	—	—	—	(355,696)	—	(355,696)
Small Cap Fund	—	—	—	—	—	—	130,560	130,560

Realized gain:
First Financial Bancorp Common Stock	—	—	—	780,957	—	—	—	780,957
Employee Benefit Equity Fund	—	34,239	3,952	—	—	—	—	38,191
Employee Benefit Fixed Income Fund	45,620	—	—	—	—	—	—	45,620
International Stock Fund	—	—	—	—	—	—	—	—
Vanguard 500 Index Fund	—	—	—	—	—	(33,999)	—	(33,999)
Small Cap Fund	—	—	—	—	—	—	(160,587)	(160,587)

Net appreciation (depreciation):	$157,621	$20,634	$(290,746)	$1,879,019	$(106,696)	$(389,695)	$(30,027)	$1,240,110

The fair value of individual investments that represent five (5) percent or more of the Plan’s net assets are as follows:

	December 31
	2002	2001

First Financial Bancorp common stock	$18,976,353	$23,249,409
Employee Benefit Equity Fund	6,236,531	6,919,319
Employee Benefit Fixed Income Fund	3,710,052	3,013,851
Goldman Sachs Prime Corporate Money Fund	3,267,487	3,290,463
Vanguard 500 Index Fund	2,559,192	2,665,985

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 11, 2003, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

Administrative and other service fees are paid by the Plan Sponsor. The Trust is not charged for administrative services performed on its behalf by First Financial Bancorp.

The Trust invests in common stock of the Plan Sponsor.

An affiliate of the Plan Sponsor is the Plan Trustee.

The Trust invests in the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund, which are managed by the Plan Trustee.

6. Subsequent Event

On May 31, 2003, investments held by the Plan in the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund were transferred to the Legacy Core Bond Fund and the Legacy Multi-Cap Equity Fund, respectively. The Legacy Core Bond Fund and the Legacy Multi-Cap Equity Fund are also a related party with respect to the Plan. On May 31, 2003, all investments held by the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund were transferred to the Legacy Core Bond Fund and the Legacy Multi-Cap Equity Fund, respectively, at their then current market values. The shares in the Legacy Core Bond Fund and the Legacy Multi-Cap Equity Fund received by the Plan in exchange for the assets given were based on the then current market value of the respective Legacy Mutual Funds.

Supplemental Schedules

First Financial Bancorp Thrift Plan and Trust

EIN 31-1042001/Plan 002

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2002

	Number of Shares or		Current
Identity of Issue/Description of Asset	Principal Amount	Cost	Value

First Financial Bancorp common stock*	1,157,730 shares	$6,729,534	$18,976,353

Goldman Sachs
Prime Corporate Money Fund	3,267,487 shares	3,267,487	3,267,487

Fixed Income Fund — Collective
Investment Fund for Pension and
Profit Sharing Trusts of First Financial
Bank, National Association*	70,923 shares	2,843,775	3,710,052

Equity Fund — Collective
Investment Fund for Pension and
Profit Sharing Trusts of First Financial
Bank, National Association*	54,004 shares	6,575,446	6,236,531

International Fund
Managers International Equity Fund	5,262 shares	257,952	164,324
T Rowe Price International Stock Fund	18,141 shares	278,031	161,090
Templeton Foreign Fund-Class A	19,398 shares	195,065	161,193

Vanguard 500
Vanguard 500 Index Fund	31,537 shares	3,769,255	2,559,192

Small Cap
Neuberger & Berman Genesis Fund	21,804 shares	451,797	428,665
Liberty Acorn Class Z	27,615 shares	480,562	428,033
T Rowe Price New Horizons Fd	25,115 shares	567,586	417,160

		$25,416,490	$36,510,080

* Indicates party-in-interest to the Plan

First Financial Bancorp Thrift Plan and Trust

EIN 31-1042001/Plan 002

Line 27d — Schedule of Reportable Transactions

For the year ended December 31, 2002

			Expenses		Current
			Incurred		Value of	Net
	Purchase	Selling	with	Cost of	Asset on	Gain
Identity of Issue/Description of Asset	Price	Price	Transaction	Asset	Valuation Date	(Loss)

Category (iii)—series of transactions in excess of 5 percent of plan assets

* Goldman Sachs Prime
Corporate Money Fund	$11,401,054	$—	$—	$11,401,054	$11,401,054	$—

* Goldman Sachs Prime
Corporate Money Fund	—	11,424,029	—	11,424,029	11,424,029	—

There were no category (i), (ii), or (iv) reportable transactions during 2002.

*	Transaction occurred on the market.
NOTE: Rental expense is not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP THRIFT AND TRUST

Date: June 24, 2002	By:	/s/ Betty S. Irvine
Betty S. Irvine
Asst. Vice President
Human Resources
First Financial Bancorp

/s/ C. Douglas Lefferson
C. Douglas Lefferson
Sr. Vice President and Chief
Financial Officer
First Financial Bancorp